4Gen Technology Group, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period November 9, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Operating expenses	-
Total expenses	-
Other expense	
Net income	$ -